Exhibit 99.1

Q1 2022

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

VERMILION
ENERGY

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; sustainability (Environment, Social, and Governance or ESG) data and performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty and current evolutions with relation to sustainability/ESG reporting methodologies; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion Energy Inc. ■ Page 1 ■ 2022 First Quarter Report

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 2 ■ 2022 First Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2022 First Quarter Report

Highlights

•	Q1 2022 fund flows from operations (“FFO”)(1) was $390 million and free cash flow (“FCF”)(2) was $305 million, an increase of 21% and 73%, respectively from the prior quarter. The increases were primarily due to higher commodity prices.

•	Pro forma the incremental 36.5% ownership in Corrib, Q1 2022 FFO was $575 million and FCF was $489 million or ~$3.00/share, inclusive of the acquisition hedges put in place as part of the acquisition. As a reminder, all free cash flow from the Corrib acquisition accrues to Vermilion as at January 1, 2022 and will be netted off the approximate $600 million purchase price at the time of closing which remains on track for 2H 2022.

•	Cash flow from operating activities was $341 million in Q1 2022, including the impact from asset retirement obligations settled and changes in non-cash operating working capital.

•	Generated net earnings of $284 million in Q1 2022 (Q4 2021 - $345 million). Q1 net earnings were supported by an increase in FFO and impairment reversals which were primarily offset by higher unrealized hedged losses, which is accounted for on a mark-to-market basis.

•	Cash flow used in investing activities totaled $110 million and included exploration and development (“E&D”) capital expenditures(3) of $85 million in the first quarter.

•	Long-term debt decreased by $271 million in Q1 2022 to $1.4 billion and net debt(4) decreased by $280 million in Q1 2022 to $1.4 billion, resulting in a net debt to trailing FFO ratio of 1.2 times(5).

•	Production in Q1 2022 averaged 86,213 boe/d(6) an increase of 2% from the previous quarter. The increase was primarily due to higher production in Canada, Germany and Australia.

•	Production from our North American assets averaged 56,598 boe/d(6) in Q1 2022, an increase of 2% from the prior quarter primarily as a result of new production added from our Q4 2021 Canadian drilling program.

•	Production from our International assets averaged 29,616 boe/d(6) in Q1 2022, an increase of 2% from the prior quarter primarily due to higher production in Germany and Australia.

•	On March 28, 2022 we announced an agreement to acquire Leucrotta Exploration Inc. (“Leucrotta”) for a net purchase price of $477 million. This is a strategic acquisition of fully delineated, Montney assets in Northeast British Colombia and Northwest Alberta, which is expected to add 20+ years of free cash flow generating Tier 1 drilling inventory, and positions us for sustainable long-term shareholder returns. We anticipate the closing date to be in the second half of May 2022.

•	Vermilion reinstated a quarterly cash dividend of $0.06 CDN per share in Q1 2022 which was paid on April 18, 2022. In conjunction with our Q1 2022 release, we announced a quarterly cash dividend of $0.06 CDN per share payable on July 15, 2022 to all shareholders of record on June 30, 2022. The ex-dividend date for this payment is June 29, 2022. We expect to achieve our $1.2 billion net debt target in 2H 2022, at which time we will provide more details on our go forward return of capital framework.

•	Subsequent to the quarter, we issued US$400 million of eight-year senior unsecured notes at a coupon of 6.875% (priced at 99.241%). We also negotiated an extension of our credit facility with our banking syndicate to May 2026. As a result of our projected liquidity requirements and the proceeds from the debt issuance, we elected to reduce our bank facility to $1.6 billion from $2.1 billion. These transactions increase the weighted average tenor of our debt from 2.4 years to 5.3 years.

(1)	Fund flows from operations (FFO) is a total of segment measures comparable to cash flows from operating activities that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(2)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and evaluation and exploration expenditures. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Vermilion Energy Inc. ■ Page 4 ■ 2022 First Quarter Report

(3)	Capital expenditures is a non-GAAP financial measure that is the measure is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (see below). More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
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($M except as indicated)	Q1 2022	Q4 2021	Q1 2021
Financial
Petroleum and natural gas sales	810,179	765,915	368,137
Cash flows from operating activities	341,053	250,352	119,147
Fund flows from operations	389,868	322,173	162,051
Fund flows from operations ($/basic share) (1)	2.40	1.99	1.02
Fund flows from operations ($/diluted share) (1)	2.32	1.93	1.00
Net earnings	283,954	344,588	499,964
Net (loss) earnings ($/basic share)	1.75	2.12	3.15
Cash flows used in investing activities	110,330	134,873	74,659
Capital expenditures (2)	85,344	145,807	83,363
Acquisitions	6,712	23,633	393
Asset retirement obligations settled	6,320	13,039	7,023
Cash dividends ($/share)	0.06	—	—
Dividends declared	9,767	—	—
% of fund flows from operations (3)	3%	— %	— %
Payout (4)	101,431	158,846	90,386
% of fund flows from operations	26%	49%	56%
Free Cash Flow	304,524	176,366	78,688
Long-term debt	1,380,568	1,651,569	1,911,466
Net debt (7)	1,365,014	1,644,786	1,937,891
Net debt to four quarter trailing fund flows from operations	1.2	1.8	3.9
Operational
Production (8)
Crude oil and condensate (bbls/d)	37,090	36,264	39,204
NGLs (bbls/d)	8,342	8,461	8,074
Natural gas (mmcf/d)	244.69	238.16	233.98
Total (boe/d)	86,213	84,417	86,276
Average realized prices
Crude oil and condensate ($/bbl)	120.23	96.88	71.09
NGLs ($/bbl)	46.94	47.27	29.39
Natural gas ($/mcf)	17.41	17.89	5.51
Production mix (% of production)
% priced with reference to WTI	37%	38%	38%
% priced with reference to Dated Brent	17%	16%	18%
% priced with reference to AECO	29%	28%	28%
% priced with reference to TTF and NBP	17%	18%	16%
Netbacks ($/boe)
Operating netback (5)	59.72	48.07	25.58
Fund flows from operations ($/boe) (6)	50.79	40.73	21.66
Operating expenses	14.61	14.24	12.86
General and administration expenses	1.85	2.20	1.57
Average reference prices
WTI (US $/bbl)	94.29	77.19	57.84
Dated Brent (US $/bbl)	101.40	79.73	60.90
AECO ($/mcf)	4.74	4.66	3.15
TTF ($/mcf)	39.79	38.86	8.27
Share information ('000s)
Shares outstanding - basic	162,784	162,261	159,349
Shares outstanding - diluted (1)	169,797	168,746	166,018
Weighted average shares outstanding - basic	162,374	162,247	158,892
Weighted average shares outstanding - diluted (1)	168,339	166,519	161,397
(1)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
Vermilion Energy Inc. ■ Page 6 ■ 2022 First Quarter Report

(2)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

We are off to a strong start in 2022 as we continue to make progress on our debt reduction targets while also announcing a strategic acquisition that enhances our long-term inventory and underpins our longer term return of capital strategy. Our Q1 2022 results benefited from strong operational performance across our portfolio along with robust commodity prices that persisted through the quarter. European natural gas prices remained at record levels during the first quarter, averaging near $40 per mmbtu, while global oil prices increased over 20% compared to the previous quarter due to geopolitical tension and concern over future supply constraints. In fact, not only did Q1 2022 commodity prices strengthen, but we have seen the forward curve strengthen across all commodities. Relative to the beginning of the year, the 2023 forward strip price(1) has increased by approximately 28% for oil to US$85/bbl (WTI), 90% for European gas to $32/mmbtu (TTF) and 65% for North American gas to $5.01/mmbtu (AECO).

The tragic events in Ukraine and the resulting impact they have had on commodity markets has increased global awareness and concern around energy security, especially in Europe. Vermilion’s operations in Europe have not been directly impacted by these events; however, we have had increased dialogue with the local governments and regulators in the countries where we operate to discuss how Vermilion can contribute to Europe’s future energy security. We are encouraged by the more constructive conversations around energy security and in particular the role of natural gas in the energy transition. We remain committed to growing our European business over time through organic development and strategic acquisition opportunities as they arise.

We delivered average production of 86,213 boe/d(2) in Q1 2022 which represents a 2% increase over the previous quarter. Strong commodity prices during the quarter, including premium European gas, resulted in an operating netback of $59.72/boe(3), including the impact from hedging. Fund flows from operations (“FFO”) was $390 million (cash flows from operating activities of $341 million), representing a 21% increase over the prior quarter. Exploration and development ("E&D") capital expenditures were $85 million (cash flow used in investing activities totaled $110 million) in Q1 2022, resulting in record quarterly free cash flow (“FCF”) of $305 million. The vast majority of this free cash flow was allocated to debt reduction while the remainder was used to fund acquisitions, asset retirement obligations and our recently reinstated quarterly dividend. Net debt decreased $280 million from year-end 2021 to $1.365 billion (long-term debt of $1.381 billion) at the end of Q1 2022, reflecting a net debt to trailing FFO ratio of approximately 1.2 times. This represents a significant improvement over the previous quarter (1.8 times) and the prior year (3.9 times), and is now within our long-term target range of 0.8 to 1.2 times.

Our pro forma Q1 results incorporating the incremental 36.5% ownership in Corrib provide another data point to reinforce our strong position to further augment shareholder return of capital later this year. We continue to make progress on the Corrib closing and expect to close the acquisition in the second half of this year while noting that the economic benefits of the acquisition accrue to Vermilion as of January 1, 2022. The Q1 2022 pro forma results illustrate the FFO and FCF generating capability of Vermilion, highlighted with FFO and FCF results of $575 million and $489 million respectively. This pro forma Q1 2022 FCF generation positions us uniquely and allows us to take a balanced approach in the near-term balancing net debt reduction with high grading and increasing the depth of the portfolio for the coming decades.

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At the end of the quarter, we announced the strategic acquisition of Leucrotta Exploration Inc., a transaction that will significantly enhance our North American portfolio by adding a fully delineated, multi-decade free cash flow generating, Montney asset. This acquisition, combined with our previously announced Corrib acquisition, will significantly strengthen our free cash flow profile over the near-and-long term. We are now forecasting a 16% increase in our 2022 exit production per share versus our base budget plans. Our objective, as we augment our return of capital plans, is to create more value per Vermilion share over the long-term, which the combination of the Corrib and Leucrotta acquisitions puts us on strong footing to achieve.

Both acquisitions are expected to be funded with internally generated pro forma FCF in 2022, currently estimated at $1.8 billion based on forward commodity prices(4). Inclusive of funding for these two acquisitions, we remain on track to achieve our $1.2 billion debt target in 2H 2022 and currently estimate year-end net debt of $1.1 billion(4), representing a pro forma net debt to trailing FFO ratio of 0.5 times. As we continue to execute our 2022 plan and move closer to achieving our $1.2 billion debt target, we expect to be in a position to increase the return of capital to our shareholders during the second half of 2022.

Our Q2 2022 drilling program is also off to a solid start. We commenced our US drilling program in mid-March and are working closely with Leucrotta on the drilling of a 6-well Montney pad which will transition to Vermilion once the transaction closes. In addition, we are making final preparations to begin our two-well offshore drilling campaign in Australia while also planning for an active maintenance turnaround schedule in several of our other business units in Q2 2022.

Due to planned turnaround activity and limited contribution from the Leucrotta acquisition in Q2 2022, we expect Q2 production to be below Q1 levels but within our initial guidance range of 83,000 to 85,000 boe/d.

Q1 2022 Operations Review

North America

Production from our North American operations averaged 56,598 boe/d(2) in Q1 2022, an increase of 2% from the prior quarter primarily due to new production added from our Canadian drilling program. During the first quarter, we drilled eight (7.2 net) wells and brought on production 18 (15.3 net) condensate-rich Mannville natural gas wells in west-central Alberta, and continued our drilling campaign in south-east Saskatchewan, where we drilled eight (7.6 net) wells and brought on production 10 (9.6 net) wells.

In the United States, we received all necessary permits for our six (5.9 net) well operated Turner drilling program in Wyoming, which will include three (2.9 net) two-mile lateral wells which are significantly more economic than one-mile laterals. Similar to our 2021 program, we moved an experienced drilling crew from Alberta down to Wyoming and completed drilling the first (0.96 net) well prior to the end of Q1 2022, with the remaining wells to be drilled in Q2 2022. In addition, one (0.4 net) two-mile non-operated Turner well is planned for Q4 2022.

International

Production from our International assets averaged 29,616 boe/d(2) in Q1 2022, an increase of 2% from the prior quarter primarily due to higher production in Germany and Australia. In Germany, the increase in production was mainly attributable to the small European gas acquisition announced in Q4 2021 to further consolidate our interest in the region. We also drilled and completed the Vorhop 63 well (1.0 net) and the Vorhop H2a2 injection well (1.0 net). Our Australia operations benefited from the absence of turnaround activities and cyclone downtime in Q1 2022. We continued the detailed engineering and equipment preparation work for the two-well Australia drilling program scheduled for Q2 2022. The increase in Germany and Australia production was slightly offset by natural declines and unplanned downtime in the Netherlands.

Production in France and Ireland was relatively consistent with the prior quarter as we continue to experience strong operational performance from those business units. In Croatia, the SA-07 3D seismic acquisition was completed (365 sq km) and the data has been sent for processing. In SA-10, the 3D seismic acquired in 2021 (292 sq km) continues to be evaluated to high grade prospects, while the regulatory, permitting, engineering and procurement activities continue for the Croatian gas plant.

Return of Capital

Vermilion reinstated a quarterly cash dividend of $0.06 CDN per share in Q1 2022 which was paid on April 18, 2022. In conjunction with our Q1 2022 release, we announced a quarterly cash dividend of $0.06 CDN per share payable on July 15, 2022 to all shareholders of record on June 30, 2022. The ex-dividend date for this payment is June 29, 2022. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada). As we achieve further debt targets, it is our intention to augment our return of capital to shareholders through one or a combination of base dividend increases, special dividends or share buybacks. We expect to achieve our $1.2 billion net debt target in 2H 2022 at which time we will provide more details on our go forward return of capital framework.

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Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 2, 2022, we have 40% of our expected net-of-royalty production hedged for the remainder of 2022. With respect to individual commodity products, we have hedged 63% of our European natural gas production, 27% of our oil production, and 42% of our North American natural gas volumes for the remainder of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

(Signed “Lorenzo Donadeo”)	(Signed “Dion Hatcher”)

Lorenzo Donadeo	Dion Hatcher
Executive Chairman	President
May 11, 2022	May 11, 2022

(1)	2023 full year average reference prices as at May 9, 2022.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(3)	Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.
(4)	Forward-looking non-GAAP financial measure, refer to “Non-GAAP and Other Specified Financial Measures” section for the composition and information about this measure. 2022 full year average reference prices as at May 4 2022: Brent US$103.21/bbl; WTI US$98.23/bbl; LSB = WTI less US$3.39/bbl; TTF $40.44/mmbtu; NBP $34.69/mmbtu; AECO $6.86/mmbtu; CAD/USD 1.28; CAD/EUR 1.38 and CAD/AUD 0.92.

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Non-GAAP and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (FFO): A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	810,179	105.52	368,137	49.20
Royalties	(71,307)	(9.29)	(36,446)	(4.87)
Transportation	(17,269)	(2.25)	(17,021)	(2.27)
Operating	(112,183)	(14.61)	(96,241)	(12.86)
General and administration	(14,220)	(1.85)	(11,730)	(1.57)
Corporate income tax (expense) recovery	(45,672)	(5.95)	1,345	0.18
PRRT	(6,709)	(0.87)	(1,414)	(0.19)
Interest expense	(14,823)	(1.93)	(19,235)	(2.57)
Realized loss on derivatives	(144,223)	(18.78)	(25,633)	(3.43)
Realized foreign exchange gain (loss)	750	0.10	(5,181)	(0.69)
Realized other income	5,345	0.70	5,470	0.73
Fund flows from operations	389,868	50.79	162,051	21.66
Equity based compensation	(25,369)		(16,540)
Unrealized (loss) gain on derivative instruments (1)	(220,794)		5,442
Unrealized foreign exchange gain (loss) (1)	40,137		(25,910)
Accretion	(13,638)		(10,507)
Depletion and depreciation	(134,240)		(106,013)
Deferred tax recovery (expense)	56,093		(171,228)
Impairment reversal	192,094		662,866
Unrealized other expense	(197)		(197)
Net earnings	283,954		499,964
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective consolidated statements of cash flows.

Free cash flow (FCF): A non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q1 2022	Q1 2021
Cash flows from operating activities	341,053	119,147
Changes in non-cash operating working capital	42,495	35,881
Asset retirement obligations settled	6,320	7,023
Fund flows from operations	389,868	162,051
Drilling and development	(82,841)	(79,512)
Exploration and evaluation	(2,503)	(3,851)
Free cash flow	304,524	78,688

2023+ FFO and FCF: A forward-looking total of segments measure and a forward-looking non-GAAP measure; the equivalent historical measures FFO and FCF have been disclosed above.

Vermilion Energy Inc. ■ Page 10 ■ 2022 First Quarter Report

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2022	Q1 2021
Drilling and development	(82,841)	(79,512)
Exploration and evaluation	(2,503)	(3,851)
Capital expenditures	(85,344)	(83,363)

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Long-term debt	1,380,568	1,651,569
Adjusted working capital	(36,790)	9,284
Unrealized FX on swapped USD borrowings	21,236	(16,067)
Net debt	1,365,014	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.2	1.8

Adjusted working capital: A non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Current assets	(551,940)	(472,845)
Current derivative asset	26,099	19,321
Current liabilities	1,054,895	746,813
Current lease liability	(14,485)	(15,032)
Current derivative liability	(551,359)	(268,973)
Adjusted working capital	(36,790)	9,284

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio).

Dividends % of FFO: A supplementary financial measure that is calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Vermilion Energy Inc. ■ Page 11 ■ 2022 First Quarter Report

($M)	Q1 2022	Q1 2021
Dividends declared	9,767	—
% of fund flows from operations	3%	— %
Drilling and development	82,841	79,512
Exploration and evaluation	2,503	3,851
Asset retirement obligations settled	6,320	7,023
Payout	101,431	90,386
% of fund flows from operations	26%	56%

Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure that is calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Vermilion Energy Inc. ■ Page 12 ■ 2022 First Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated May 11, 2022, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2022 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and the audited consolidated financial statements for the years ended December 31, 2021 and 2020, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). These measures include:

•	Fund flows from operations: Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to Net Earnings can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Free cash flow: Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities and is comprised of FFO less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
•	Operating Netbacks: Operating Netbacks is a non-GAAP financial measure most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. A reconciliation to primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.
•	Fund flows from operations per boe: Fund flows from operations per boe also includes general and administration expense. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole. A reconciliation to primary financial statement measures can be found within "Supplemental Table 1: Netbacks" of this MD&A.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to the “Non-GAAP and Other Specified Financial Measures” section of this MD&A.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 13 ■ 2022 First Quarter Report

Guidance

On November 29, 2021, we released our 2022 capital budget and associated production guidance. On March 28, 2022, we increased our 2022 capital expenditure guidance to $500 million and our 2022 annual production guidance to 86,000 to 88,000 boe/d to reflect the post-closing impact of the acquisition of Leucrotta Exploration Inc. 2022 guidance does not include contribution from the Corrib Acquisition and will be updated upon close.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2022 Guidance
2022 Guidance	November 29, 2021	425	83,000 to 85,000
2022 Guidance	March 28, 2022	500	86,000 to 88,000

Vermilion Energy Inc. ■ Page 14 ■ 2022 First Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta-based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

Vermilion Energy Inc. ■ Page 15 ■ 2022 First Quarter Report

Consolidated Results Overview

	Q1 2022	Q1 2021	Q1/22 vs. Q1/21
Production (1)
Crude oil and condensate (bbls/d)	37,090	39,204	(5)%
NGLs (bbls/d)	8,342	8,074	3%
Natural gas (mmcf/d)	244.69	233.98	5%
Total (boe/d)	86,213	86,276	—%
Build (draw) in inventory (mbbls)	81	282
Financial metrics
Fund flows from operations ($M) (2)	389,868	162,051	141%
Per share ($/basic share)	2.40	1.02	135%
Net earnings ($M)	283,954	499,964	(43)%
Per share ($/basic share)	1.75	3.15	(44)%
Cash flows from operating activities ($M)	341,053	119,147	186%
Free cash flow ($M) (3)	304,524	78,688	287%
Long-term debt ($M)	1,380,568	1,911,466	(28)%
Net debt ($M) (4)	1,365,014	1,937,891	(30)%
Activity
Capital expenditures ($M) (5)	85,344	83,363	2%
Acquisitions ($M) (6)	6,712	393
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure respectively most directly comparable to net earnings and net earnings per share, the measures do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss on derivatives, plus realized gain on foreign exchange and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of funds flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 16 ■ 2022 First Quarter Report

Financial performance review

Q1 2022 vs. Q1 2021

•	We recorded net earnings of $284.0 million ($1.75/basic share) for Q1 2022 compared to net earnings of $500.0 million ($3.15/basic share) in Q1 2021. The decrease in net earnings was primarily due to a reduction in the magnitude of the impairment reversal and an increase in derivative losses driven by increases in European gas prices. These factors were partially offset by increased FFO driven by higher revenue due to strong commodity prices and deferred tax impacts due to the reduction of impairment reversals in the current year.

•	We generated cash flows from operating activities of $341.1 million in Q1 2022 compared to $119.1 million in Q1 2021 and fund flows from operations of $389.9 million in Q1 2022 compared to $162.1 million in Q1 2021. The increases were primarily due to higher commodity prices, which is reflected in our consolidated realized price per boe increasing from $49.20/boe in Q1 2021 to $105.52/boe in Q1 2022. This was partially offset by increased current taxes and royalties, driven by increased pricing. Variances between cash flows from operating activities and funds flow from operations are primarily driven by working capital timing differences.

Vermilion Energy Inc. ■ Page 17 ■ 2022 First Quarter Report

Production review

Q1 2022 vs. Q1 2021

•	Consolidated average production of 86,213 boe/d in Q1 2022 remained relatively flat compared to Q1 2021 production of 86,276 boe/d. Production increased in Germany by 2,506 boe/d and the United States by 641 boe/d due to 2021 acquisition activity which was partially offset by decreases driven by natural decline.

Activity review
•	For the three months ended March 31, 2022, capital expenditures of $85.3 million were incurred.
•	In our North America core region, capital expenditures of $57.5 million were incurred during Q1 2022. In Canada, $49.5 million was incurred primarily related to drilling and completion activity. During the first quarter, we drilled eight (7.2 net) wells and brought on production 18 (15.3 net) condensate-rich Mannville natural gas wells in west-central Alberta, and continued our drilling campaign in south-east Saskatchewan, where we drilled eight (7.6 net) wells and brought on production 10 (9.6 net) wells.
•	In our International core region, capital expenditures of $27.8 million were incurred during Q1 2022. Our activities included $9.2 million in Germany mainly related to Vorhop drilling activity and workover activity, $7.5 million incurred in Australia primarily related to pre-planning drilling and facility activities for our Q2 drilling program, and $7.0 million incurred in France on workovers and subsurface maintenance.

Financial sustainability review

Cash flow from operations and free cash flow

•	Cash flows from operating activities increased by $221.9 million to $341.1 million for the three months ended March 31, 2022 compared to the prior year period which was primarily driven by a 115% increase in consolidated realized prices.
•	Free cash flow of $304.5 million increased by $225.8 million for the three months ended March 31, 2022 compared to the prior year period which was primarily driven by an increase of fund flows from operations.

Long-term debt and net debt

•	Long-term debt decreased to $1.4 billion as at March 31, 2022 from $1.7 billion as at December 31, 2021 as a result of repayments made in the quarter which were driven by increases in free cash flow, and positive foreign exchange effects on USD borrowings of $44.6 million.
•	Net debt decreased to $1.4 billion as at March 31, 2022 from $1.6 billion as at December 31, 2021, mainly due to a decrease in long-term debt as a result of repayments of $226.6 million and positive foreign exchange effects on USD borrowings.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) decreased to 1.2 as at March 31, 2022 (December 31, 2021 - 1.8 ) mainly due to lower net debt combined with higher four quarter trailing fund flows from operations.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding 4 quarters (total of segments measure). The measure is used to assess our ability to repay debt.
Vermilion Energy Inc. ■ Page 18 ■ 2022 First Quarter Report

Benchmark Commodity Prices

	Q1 2022	Q1 2021	Q1/22 vs. Q1/21
Crude oil
WTI ($/bbl)	119.39	73.27	63%
WTI (US $/bbl)	94.29	57.84	63%
Edmonton Sweet index ($/bbl)	115.64	66.63	74%
Edmonton Sweet index (US $/bbl)	91.33	52.60	74%
Saskatchewan LSB index ($/bbl)	114.39	66.91	71%
Saskatchewan LSB index (US $/bbl)	90.34	52.82	71%
Canadian C5+ Condensate index ($/bbl)	121.67	73.53	66%
Canadian C5+ Condensate index (US $/bbl)	96.09	58.04	66%
Dated Brent ($/bbl)	128.39	77.15	66%
Dated Brent (US $/bbl)	101.40	60.90	67%
Natural gas
AECO ($/mcf)	4.74	3.15	51%
NBP ($/mcf)	38.11	8.70	338%
NBP (€/mcf)	26.84	5.69	372%
TTF ($/mcf)	39.79	8.27	381%
TTF (€/mcf)	28.02	5.41	418%
Henry Hub ($/mcf)	6.27	3.41	84%
Henry Hub (US $/mcf)	4.96	2.69	84%
Average exchange rates
CDN $/US $	1.27	1.27	—%
CDN $/Euro	1.42	1.53	(7)%
Realized prices
Crude oil and condensate ($/bbl)	120.23	71.09	69%
NGLs ($/bbl)	46.94	29.39	60%
Natural gas ($/mcf)	17.41	5.51	216%
Total ($/boe)	105.52	49.20	115%

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 19 ■ 2022 First Quarter Report

•	Crude oil prices increased in Q1 2022 relative to Q1 2021. Global crude fundamentals continued to signal a tight market. Year-over-year, Canadian dollar WTI and Brent prices rose 63% and 66%, respectively.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential narrowed by $2.89/bbl to a discount of $3.75/bbl against WTI, and the Saskatchewan LSB differential narrowed by $1.36/bbl to a discount of $5.00/bbl against WTI.
•	Approximately 35% of Vermilion’s Q1 2022 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$7.11/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, prices for European natural gas linked to NBP and TTF rose by 338% and 381%, respectively, in Q1 2022 compared to Q1 2021. A drop in Russian supply this past winter, low inventory levels, and competition for LNG in the global market delivered a supply shock to Europe and drove prices higher. High global coal and European carbon prices have also been supportive to natural gas prices by raising fuel substitution economics.
•	Natural gas prices at AECO and Nymex HH increased by 51% and 84% respectively in Q1 2022 compared to Q1 2021. NYMEX prices benefited from below average inventories driven by record LNG export demand and a lack of production growth in Q1. Strong Alberta natural gas demand resulting from permanent additions in the power sector and from oil sands production growth, combined with historically low storage levels exiting winter, helped offset high WCSB production growth.
•	For Q1 2022, average European natural gas prices represented a $34.21/mcf premium to AECO. Approximately 40% of our natural gas production in Q1 2022 benefited from this premium European pricing.

•	For the three months ended March 31, 2022, the Canadian dollar strengthened 7% against the Euro compared to Q1 2021.
•	For the three months ended March 31, 2022, the Canadian dollar remained flat against the US Dollar compared to Q1 2021.
Vermilion Energy Inc. ■ Page 20 ■ 2022 First Quarter Report

North America

	Q1 2022	Q1 2021
Production (1)
Crude oil and condensate (bbls/d)	23,571	24,645
NGLs (bbls/d)	8,342	8,074
Natural gas (mmcf/d)	148.11	144.36
Total production volume (boe/d)	56,598	56,780
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	335,593	65.88	220,134	43.08
Royalties	(57,263)	(11.24)	(28,080)	(5.49)
Transportation	(9,741)	(1.91)	(10,484)	(2.05)
Operating	(60,852)	(11.95)	(57,281)	(11.21)
General and administration (1)	(6,425)	(1.26)	(6,848)	(1.34)
Corporate income tax expense (1)	(119)	(0.02)	(214)	(0.04)
Fund flows from operations	201,193	39.50	117,227	22.95
Drilling and development	(57,513)		(59,113)
Free cash flow	143,680		58,114
(1)	Includes amounts from Corporate segment.

Production from our North American operations averaged 56,598 boe/d(1) in Q1 2022, an increase of 2% from the prior quarter primarily due to new production added from our Canadian drilling program. During the first quarter, we drilled eight (7.2 net) wells and brought on production 18 (15.3 net) condensate-rich Mannville natural gas wells in west-central Alberta, and continued our drilling campaign in south-east Saskatchewan, where we drilled eight (7.6 net) wells and brought on production 10 (9.6 net) wells.

In the United States, we received all necessary permits for our six (5.9 net) well operated Turner drilling program in Wyoming, which will include three (2.9 net) two-mile lateral wells which are significantly more economic than one-mile laterals. Similar to our 2021 program, we moved an experienced drilling crew from Alberta down to Wyoming and completed drilling the first (0.96 net) well prior to the end of Q1 2022, with the remaining wells to be drilled in Q2 2022. In addition, one (0.4 net) two-mile non-operated Turner well is planned for Q4 2022.

Sales

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Canada	300,865	64.81	195,808	41.51
United States	34,728	76.96	24,326	61.81
North America	335,593	65.88	220,134	43.08

Sales in North America increased on a dollar and per unit basis for the three months ended March 31, 2022 versus the comparable prior periods due to significantly higher benchmark prices across all products and relatively consistent production volumes with the comparable period.

Vermilion Energy Inc. ■ Page 21 ■ 2022 First Quarter Report

Royalties

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Canada	(48,249)	(10.39)	(21,774)	(4.62)
United States	(9,014)	(19.98)	(6,306)	(16.02)
North America	(57,263)	(11.24)	(28,080)	(5.49)

Royalties in North America increased on a dollar and per unit basis for the three months ended March 31, 2022 versus the comparable prior period primarily due to higher benchmark prices. Royalties as a percentage of sales for the three months ended March 31, 2022 of 17.1% increased versus the comparable prior period primarily due to the effect of higher commodity prices on sliding scale royalties.

Transportation

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Canada	(9,454)	(2.04)	(10,236)	(2.17)
United States	(287)	(0.64)	(248)	(0.63)
North America	(9,741)	(1.91)	(10,484)	(2.05)

Transportation expense in North America remained relatively consistent on a dollar and per boe basis for the three months ended March 31, 2022 versus the comparable prior period.

Operating expense

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Canada	(55,766)	(12.01)	(53,166)	(11.27)
United States	(5,086)	(11.27)	(4,115)	(10.46)
North America	(60,852)	(11.95)	(57,281)	(11.21)

Operating expenses in North America for the three months ended March 31, 2022 increased on a dollar basis versus the comparable period primarily due to an increase in normal course maintenance activities in both Canada and the United States. On a per boe basis, operating expenses increased by 6.6% primarily due to the increased costs noted above, combined with fixed costs on relatively consistent production.

Vermilion Energy Inc. ■ Page 22 ■ 2022 First Quarter Report

International

	Q1 2022	Q1 2021
Production (1)
Crude oil and condensate (bbls/d)	13,519	14,560
Natural gas (mmcf/d)	96.58	89.62
Total production volume (boe/d)	29,616	29,495
Total sales volume (boe/d)	28,712	26,357
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	474,586	183.66	148,003	62.39
Royalties	(14,044)	(5.43)	(8,366)	(3.53)
Transportation	(7,528)	(2.91)	(6,537)	(2.76)
Operating	(51,331)	(19.86)	(38,960)	(16.42)
General and administration	(7,795)	(3.02)	(4,882)	(2.06)
Corporate income tax (expense) recovery	(45,553)	(17.63)	1,559	0.66
PRRT	(6,709)	(2.60)	(1,414)	(0.60)
Fund flows from operations	341,626	132.21	89,403	37.68
Drilling and development	(25,328)		(20,399)
Exploration and evaluation	(2,503)		(3,851)
Free cash flow	313,795		65,153

Production from our International assets averaged 29,616 boe/d(1) in Q1 2022, an increase of 2% from the prior quarter primarily due to higher production in Germany and Australia. In Germany, the increase in production was mainly attributable to the small European gas acquisition announced in Q4 2021 to further consolidate our interest in the region. We also drilled and completed the Vorhop 63 well (1.0 net) and the Vorhop H2a2 injection well (1.0 net). Our Australia operations benefited from the absence of turnaround activities and cyclone downtime in Q1 2022. We continued the detailed engineering and equipment preparation work for the two-well Australia drilling program scheduled for Q2 2022. The increase in Germany and Australia production was slightly offset by natural declines and unplanned downtime in the Netherlands.

Production in France and Ireland was relatively consistent with the prior quarter as we continue to experience strong operational performance from those business units. In Croatia, the SA-07 3D seismic acquisition was completed (365 sq km) and the data has been sent for processing. In SA-10, the 3D seismic acquired in 2021 (292 sq km) continues to be evaluated to high grade prospects, while the regulatory, permitting, engineering and procurement activities continue for the Croatian gas plant.

Sales

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Australia	49,581	147.16	27,382	94.50
France	92,898	133.41	51,529	77.19
Netherlands	132,572	223.57	28,551	45.28
Germany	94,558	189.55	13,095	49.82
Ireland	104,029	229.22	27,068	52.85
Central and Eastern Europe	948	184.80	378	39.51
International	474,586	183.66	148,003	62.39

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Vermilion Energy Inc. ■ Page 23 ■ 2022 First Quarter Report

Crude oil sales volumes (bbls/d)	Q1 2022	Q1 2021
Australia	3,743	3,219
France	7,737	7,417
Germany	1,051	687
International	12,531	11,323

Sales increased on a dollar and per boe basis for the three months ended March 31, 2022 versus the prior year comparable period due to higher realized prices across all business units as a result of significant increases in the commodity markets combined with higher sales volumes due to timing of liftings (Australia) and prior year acquisitions (Germany). These increases were partially offset by lower sales volumes in Ireland, the Netherlands, and Central Eastern Europe driven by natural decline combined with the timing of liftings in France.

Royalties

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
France	(8,724)	(12.53)	(7,236)	(10.84)
Netherlands	—	—	(97)	(0.15)
Germany	(5,043)	(10.11)	(955)	(3.63)
Central and Eastern Europe	(277)	(54.00)	(78)	(8.15)
International	(14,044)	(5.43)	(8,366)	(3.53)

Royalties in our International core region are primarily incurred in France, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties on a dollar and per unit basis for the three months ended March 31, 2022 versus the same period in the prior year increased primarily due to higher sales prices combined with an increase in royalty rates in Germany.

Royalties as a percentage of sales for the three months ended March 31, 2022 decreased to 3.0% compared to 5.7% in the prior year comparative period. This was primarily due to higher sales in business units that are not subject to royalties combined with the impact of RCDM royalties in France, which are levied on units of production and not subject to changes in commodity prices.

Transportation

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
France	(4,766)	(6.84)	(4,405)	(6.60)
Germany	(1,781)	(3.57)	(1,021)	(3.88)
Ireland	(981)	(2.16)	(1,111)	(2.17)
International	(7,528)	(2.91)	(6,537)	(2.76)

Transportation expense increased slightly for the three months ended March 31, 2022 versus the comparable prior year period. This increase was primarily due to 2021 acquisition activity in Germany resulting in higher volumes produced and sold requiring transportation in this region. On a per unit basis, transportation expense remained relatively consistent versus prior year.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Vermilion Energy Inc. ■ Page 24 ■ 2022 First Quarter Report

Operating expense

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Australia	(13,340)	(39.59)	(9,738)	(33.61)
France	(15,030)	(21.58)	(11,791)	(17.66)
Netherlands	(10,470)	(17.66)	(7,411)	(11.75)
Germany	(8,293)	(16.62)	(6,302)	(23.97)
Ireland	(3,853)	(8.49)	(3,657)	(7.14)
Central and Eastern Europe	(345)	(67.25)	(61)	(6.38)
International	(51,331)	(19.86)	(38,960)	(16.42)

Operating expenses increased in all business units on a dollar basis for the three months ended Q1 2022 versus Q1 2021 by $12.4 million. The primary driver to the increased operating expenses was the impacts of higher electricity prices in Europe.

On a per boe basis, a decrease versus prior year in Germany was driven by increased volumes from 2021 acquisition activity, partially offset by increased fuel and electricity charges. Increased per boe operating expenses in our other International jurisdictions were primarily due to impacts of natural decline on production on stable fixed costs and increased fuel and electricity charges.

Vermilion Energy Inc. ■ Page 25 ■ 2022 First Quarter Report

Consolidated Financial Performance Review

Financial performance

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	810,179	105.52	368,137	49.20
Royalties	(71,307)	(9.29)	(36,446)	(4.87)
Transportation	(17,269)	(2.25)	(17,021)	(2.27)
Operating	(112,183)	(14.61)	(96,241)	(12.86)
General and administration	(14,220)	(1.85)	(11,730)	(1.57)
Corporate income tax (expense) recovery	(45,672)	(5.95)	1,345	0.18
PRRT	(6,709)	(0.87)	(1,414)	(0.19)
Interest expense	(14,823)	(1.93)	(19,235)	(2.57)
Realized loss on derivatives	(144,223)	(18.78)	(25,633)	(3.43)
Realized foreign exchange gain (loss)	750	0.10	(5,181)	(0.69)
Realized other income	5,345	0.70	5,470	0.73
Fund flows from operations	389,868	50.79	162,051	21.66
Equity based compensation	(25,369)		(16,540)
Unrealized (loss) gain on derivative instruments (1)	(220,794)		5,442
Unrealized foreign exchange gain (loss) (1)	40,137		(25,910)
Accretion	(13,638)		(10,507)
Depletion and depreciation	(134,240)		(106,013)
Deferred tax recovery (expense)	56,093		(171,228)
Impairment reversal	192,094		662,866
Unrealized other expense (1)	(197)		(197)
Net earnings	283,954		499,964
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective consolidated statements of cash flows.

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	General and administration expense increased for the three months ended March 31, 2022 versus the prior year comparable period primarily due to higher acquisition and information technology costs.

PRRT and corporate income taxes

•	PRRT increased for the three months ended March 31, 2022 versus the prior year comparable period primarily due to higher sales in Australia.
•	Corporate income taxes for the three months ended March 31, 2022 increased versus the prior year comparable period primarily due to higher taxable income as a result of increased commodity prices realized in 2022.

Interest expense

•	Interest expense decreased for the three months ended March 31, 2022 versus the prior year comparable period primarily due to lower average drawn balances and a lower pricing grid level on the revolving credit facility.

Realized gain or loss on derivatives

•	For the three months ended March 31, 2022, we recorded realized losses on our crude oil and natural gas hedges due to higher commodity pricing compared to the strike prices on our hedges.
•	A listing of derivative positions as at March 31, 2022 is included in “Supplemental Table 2” of this MD&A.
Vermilion Energy Inc. ■ Page 26 ■ 2022 First Quarter Report

Realized other income

•	Realized other income for Q1 2022 and Q1 2021 primarily relates to amounts for funding under the Saskatchewan Accelerated Site Closure program to complete abandonment and reclamation on inactive oil and gas wells and facilities.

Net earnings

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense increased in Q1 2022 versus Q1 2021 primarily due to higher bonuses in Q1 2022 under the employee bonus plan combined with an increase to the performance factor on VIP awards vesting in 2022.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

USD-to-CAD cross currency interest rate swaps and foreign exchange swaps may be entered into to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

For the three months ended March 31, 2022, we recognized a net unrealized loss on derivative instruments of $220.8 million. This consists of unrealized losses of $142.6 million on our European natural gas commodity derivative instruments, $62.6 million on our crude oil commodity derivative instruments, $17.3 million on our North American natural gas commodity derivative instruments, and $37.3 million on our USD-to-CAD foreign exchange swaps, partially offset by unrealized gains of $39.0 million on our equity swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2022, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from Vermilion Energy Inc. to our international subsidiaries. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further below).
•	The translation of our USD denominated senior unsecured notes prior to June 12, 2019 and from May 5, 2020 onward. During the period between June 12, 2019 and May 5, 2020 the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap. Subsequent to the termination of these instruments, amounts previously recognized in the hedge accounting reserve will be recognized into earnings through unrealized foreign exchange loss over the period of the hedged cash flows.

For the three months ended March 31, 2022, we recognized a net unrealized foreign exchange gain of $40.1 million, driven by unrealized gains of $39.2 million on our USD borrowings from our revolving credit facility, as well as an unrealized gain of $5.4 million on our senior unsecured notes resulting from the US dollar weakening 1.4% against the Canadian dollar in Q1 2022. This was partially offset by an unrealized loss of $2.0 million on intercompany loans due to the Euro weakening 3.7% against the Canadian dollar in Q1 2022.

Vermilion Energy Inc. ■ Page 27 ■ 2022 First Quarter Report

As at March 31, 2022, a $0.01 appreciation of the Euro against the Canadian dollar would not result in a material change to net earnings as a result of an unrealized gain or loss on foreign exchange. In contrast, a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $1.0 million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three months ended March 31, 2022, accretion expense increased versus the comparable period primarily due to the impact of a higher asset retirement obligation balance at the end of 2021 compared to 2020, partially offset by the weakening of the Euro against the Canadian dollar.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended March 31, 2022 of $17.48 increased from $14.17 in the comparable prior year period primarily due to impairment reversals and increases in asset retirement obligation assets recorded in 2021.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months ended March 31, 2022, the Company recorded a deferred tax recovery of $56.1 million compared to deferred tax expense of $171.2 million for the comparable period. The deferred tax recovery for the three months ended March 31, 2022 is primarily due to the recognition of non-expiring tax loss pools in Ireland that are expected to be utilized due to an increase in forecast commodity prices, partially offset by deferred taxes on impairment reversals.

Impairment

Impairment losses or reversals of losses are recognized when indicators of impairment or impairment reversal arise and the carrying amount of a cash generating unit ("CGU") is greater than (impairment) or less than (impairment reversal) its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use.

In the first quarter of 2022, indicators of impairment reversal were present in our Canada - Saskatchewan and France - Neocomian CGUs due to an increase in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $144.4 million (net of $47.7 million deferred income tax expense) of impairment reversal was recorded.

Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

Vermilion Energy Inc. ■ Page 28 ■ 2022 First Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of achieving and maintaining a ratio of net debt to fund flows from operations of approximately 1.0.

As at March 31, 2022, we have a ratio of net debt to fund flows from operations of 1.2. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration and development capital plans (and associated production targets) to target optimal debt levels. We intend to continue to strengthen our balance sheet in 2022 through debt reduction and have announced a quarterly dividend in the first quarter of 2022. We will continue to assess our return of capital strategy as we strengthen our balance sheet and may further augment our return of capital to shareholders as debt targets are achieved.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Long-term debt	1,380,568	1,651,569
Adjusted working capital (1)	(36,790)	9,284
Unrealized FX on swapped USD borrowings	21,236	(16,067)
Net debt	1,365,014	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.2	1.8
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt capital measure disclosed above. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

As at March 31, 2022, net debt decreased to $1.4 billion (December 31, 2021 - $1.6 billion) primarily as a result of debt repayments of $226.6 million funded by the $304.5 million of free cash flow generated during the quarter. The ratio of net debt to four quarter trailing fund flows from operations decreased to 1.2 (December 31, 2021 - 1.8) due to the decrease in net debt and higher four quarter trailing fund flows from operations driven by strong commodity prices.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Revolving credit facility	1,007,984	1,273,755
Senior unsecured notes	372,584	377,814
Long-term debt	1,380,568	1,651,569

Vermilion Energy Inc. ■ Page 29 ■ 2022 First Quarter Report

Revolving Credit Facility

As at March 31, 2022, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,007,984)	(1,273,755)
Letters of credit outstanding	(11,434)	(11,035)
Unutilized capacity	1,080,582	815,210

As at March 31, 2022, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2022	Dec 31, 2021
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.09	1.61
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.80	1.24
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	19.99	14.78

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2022, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2022	101.406%
2023 and thereafter	100.000%

Financing Update

On April 26, 2022, Vermilion closed a private offering of US $400 million 8-year senior unsecured notes (the “New Notes”). The New Notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is to be paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The New Notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness. Net proceeds from the New Notes were used to repay a portion of the amount outstanding on the Company’s revolving credit facility. Contemporaneous with the closing of the New Notes, the maturity date of Vermilion’s revolving credit facility was extended to May 29, 2026 (from May 31, 2024) and the total facility amount was reduced to Vermilion’s targeted level of $1.6 billion (from $2.1 billion).

Vermilion Energy Inc. ■ Page 30 ■ 2022 First Quarter Report

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
January 2003 to December 2007	Monthly	$0.170
January 2008 to December 2012	Monthly	$0.190
January 2013 to December 2013	Monthly	$0.200
January 2014 to March 2018	Monthly	$0.215
April 2018 to February 2020	Monthly	$0.230
March 2020	Monthly	$0.115
April 2022	Quarterly	$0.060

In the first quarter of 2022 we announced our plan to distribute a fixed quarterly dividend due to stronger commodity prices and a strengthened balance sheet. Our first $0.06/share quarterly dividend was announced on March 7, 2022 and was paid on April 18, 2022.

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2021	162,261	4,241,773
Vesting of equity based awards	10	180
Equity based compensation	512	12,766
Share-settled dividends on vested equity based awards	1	12
Balance at March 31, 2022	162,784	4,254,731

As at March 31, 2022, there were approximately 6.3 million equity based compensation awards outstanding. As at May 11, 2022, there were approximately 165.2 million common shares issued and outstanding.

Asset Retirement Obligations

As at March 31, 2022, asset retirement obligations were $1,019.9 million compared to $1,000.6 million as at December 31, 2021. The increase in asset retirement obligations is primarily attributable to a decrease in the credit-adjusted risk-free rate from 4.9% at December 31, 2021 to 4.0% at March 31, 2022, partially offset by increases in country-specific risk-free rates and the Euro weakening against the Canadian dollar.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Mar 31, 2022	Dec 31, 2021	Change
Credit spread added to below noted risk-free rates	4.0%	4.9%	(0.9) %
Country specific risk-free rate
Canada	2.4%	1.8%	0.6%
United States	2.5%	1.9%	0.6%
France	1.3%	0.8%	0.5%
Netherlands	0.5%	(0.3) %	0.8%
Germany	0.6%	0.1%	0.5%
Ireland	1.2%	0.5%	0.7%
Australia	3.0%	1.9%	1.1%

Vermilion Energy Inc. ■ Page 31 ■ 2022 First Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2021 available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2022. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2021, available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As a result of COVID-19, our global workforce shifted to a primarily work from home environment beginning in March 2020. This change to remote working was rapid and included our employees as well as a large extended workforce across all regions in which we operate. While pre-existing controls were not specifically designed to operate in a work from home operating environment, we believe that our internal controls over financial reporting continue to be effective. We took precautionary actions to re-evaluate and refine our financial reporting process to provide reasonable assurance that we could report our financial results accurately and timely. During 2021 and continuing into 2022, portions of our workforce returned to a work from the office arrangement.

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at March 31, 2022.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of March 31, 2022, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the President, for this specific purpose of acting in the capacity of Chief Executive Officer, and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 32 ■ 2022 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2022			Q1 2021
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	94.67	4.82	64.81	57.03	3.63	41.51
Royalties	(16.53)	(0.50)	(10.39)	(7.33)	(0.19)	(4.62)
Transportation	(2.71)	(0.20)	(2.04)	(2.86)	(0.22)	(2.17)
Operating	(15.84)	(1.23)	(12.01)	(13.89)	(1.32)	(11.27)
Operating netback	59.59	2.89	40.37	32.95	1.90	23.45
General and administration			(1.47)			(0.95)
Fund flows from operations ($/boe)			38.90			22.50
United States
Sales	93.77	4.48	76.96	58.68	12.09	61.81
Royalties	(23.86)	(1.40)	(19.98)	(15.03)	(3.24)	(16.02)
Transportation	(0.85)	—	(0.64)	(0.82)	—	(0.63)
Operating	(11.29)	(1.87)	(11.27)	(10.55)	(1.69)	(10.46)
Operating netback	57.77	1.21	45.07	32.28	7.16	34.70
General and administration			(3.51)			(2.28)
Fund flows from operations ($/boe)			41.56			32.42
France
Sales	133.41	—	133.41	77.19	—	77.19
Royalties	(12.53)	—	(12.53)	(10.82)	—	(10.84)
Transportation	(6.84)	—	(6.84)	(6.60)	—	(6.60)
Operating	(21.58)	—	(21.58)	(17.66)	—	(17.66)
Operating netback	92.46	—	92.46	42.11	—	42.09
General and administration			(5.55)			(3.62)
Current income taxes			(10.34)			—
Fund flows from operations ($/boe)			76.57			38.47
Netherlands
Sales	78.45	37.57	223.57	37.37	7.57	45.28
Royalties	—	—	—	—	(0.03)	(0.15)
Operating	—	(2.98)	(17.66)	—	(1.99)	(11.75)
Operating netback	78.45	34.59	205.91	37.37	5.55	33.38
General and administration			(1.36)			(0.42)
Current income taxes			(59.47)			—
Fund flows from operations ($/boe)			145.08			32.96
Germany
Sales	128.15	33.98	189.55	71.70	7.18	49.82
Royalties	(2.07)	(2.00)	(10.11)	(0.48)	(0.77)	(3.63)
Transportation	(11.08)	(0.30)	(3.57)	(7.84)	(0.44)	(3.88)
Operating	(25.43)	(2.43)	(16.62)	(23.43)	(4.02)	(23.97)
Operating netback	89.57	29.25	159.25	39.95	1.95	18.34
General and administration			(2.31)			(4.27)
Current income taxes			(5.98)			—
Fund flows from operations ($/boe)			150.96			14.07
Ireland
Sales	—	38.20	229.22	—	8.81	52.85
Transportation	—	(0.36)	(2.16)	—	(0.36)	(2.17)
Operating	—	(1.41)	(8.49)	—	(1.19)	(7.14)
Operating netback	—	36.43	218.57	—	7.26	43.54
General and administration			(0.50)			1.39
Fund flows from operations ($/boe)			218.07			44.93

Vermilion Energy Inc. ■ Page 33 ■ 2022 First Quarter Report

	Q1 2022			Q1 2021
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Australia
Sales	147.16	—	147.16	94.50	—	94.50
Operating	(39.59)	—	(39.59)	(33.61)	—	(33.61)
PRRT (1)	(19.91)	—	(19.91)	(4.88)	—	(4.88)
Operating netback	87.66	—	87.66	56.01	—	56.01
General and administration			(2.50)			(2.50)
Current income taxes			(0.30)			5.38
Fund flows from operations ($/boe)			84.86			58.89

Total Company
Sales	106.50	17.41	105.52	63.46	5.51	49.20
Realized hedging (loss) gain	(7.85)	(5.12)	(18.78)	(4.68)	(0.34)	(3.43)
Royalties	(14.69)	(0.56)	(9.29)	(7.85)	(0.25)	(4.87)
Transportation	(3.24)	(0.20)	(2.25)	(3.19)	(0.21)	(2.27)
Operating	(18.65)	(1.70)	(14.61)	(15.83)	(1.58)	(12.86)
PRRT (1)	(1.67)	—	(0.87)	(0.36)	—	(0.19)
Operating netback	60.40	9.83	59.72	31.55	3.13	25.58
General and administration			(1.85)			(1.57)
Interest expense			(1.93)			(2.57)
Realized foreign exchange			0.10			(0.69)
Other income			0.70			0.73
Corporate income taxes			(5.95)			0.18
Fund flows from operations ($/boe)			50.79			21.66
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.
Vermilion Energy Inc. ■ Page 34 ■ 2022 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2022:

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Sold Swap Volume	Weighted Average Sold Swap Price	Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q2 2022	bbl	USD	4,450	64.47	4,450	86.15	4,450	47.50	—	—	—	—
Q3 2022	bbl	USD	3,100	64.52	3,100	89.32	3,100	47.50	—	—	—	—
Q4 2022	bbl	USD	2,600	63.94	2,600	84.35	2,600	47.50	—	—	—	—
WTI
Q2 2022	bbl	USD	13,300	62.16	11,300	80.75	11,300	45.44	—	—	—	—
Q3 2022	bbl	USD	6,000	61.86	6,000	87.96	6,000	45.00	—	—	—	—
Q4 2022	bbl	USD	4,500	60.82	4,500	82.92	4,500	45.00	—	—	—	—
AECO
Q4 2022	mcf	CAD	3,142	3.69	3,142	7.70	—	—	18,853	4.95	—	—
Q1 2023	mcf	CAD	4,739	3.69	4,739	7.70	—	—	28,435	4.95	—	—
AECO Basis (AECO less NYMEX Henry Hub)
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)	—	—
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)	—	—
NYMEX Henry Hub
Q2 2022	mcf	USD	59,000	3.42	59,000	5.15	—	—	—	—	—	—
Q3 2022	mcf	USD	59,000	3.42	59,000	5.15	—	—	—	—	—	—
Q4 2022	mcf	USD	35,793	3.68	35,793	6.62	—	—	—	—	—	—
Q1 2023	mcf	USD	24,000	4.00	24,000	8.44	—	—	—	—	—	—
NBP
Q2 2022	mcf	EUR	30,709	7.92	30,709	10.76	27,024	3.50	4,913	4.91	—	—
Q3 2022	mcf	EUR	23,339	8.85	23,339	12.61	19,654	3.66	4,913	4.91	—	—
Q4 2022	mcf	EUR	23,339	8.85	23,339	12.60	19,654	3.66	4,913	4.91	—	—
Q1 2023	mcf	EUR	18,426	11.76	18,426	19.47	14,740	4.10	—	—	—	—
Q2 2023	mcf	EUR	4,913	5.86	4,913	8.24	4,913	4.40	—	—	—	—
TTF
Q2 2022	mcf	EUR	11,670	26.31	11,670	35.89	2,457	3.52	4,913	50.55	—	—
Q3 2022	mcf	EUR	11,670	26.31	11,670	35.89	2,457	3.52	4,913	50.55	—	—
Q4 2022	mcf	EUR	9,827	19.16	9,827	39.88	2,457	3.52	—	—	—	—
Q1 2023	mcf	EUR	9,827	19.16	9,827	39.88	2,457	3.52	—	—	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2023	20.9788	CAD	2,250,000
Swap	Jan 2020 - Apr 2023	22.4587	CAD	1,500,000

Foreign Currency Swaps		Notional Amount		Notional Amount		Average Rate
Swap	April 2022	805,046,292	USD	1,027,375,000	CAD	1.2762

Vermilion Energy Inc. ■ Page 35 ■ 2022 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2022	Q1 2021
Drilling and development	82,841	79,512
Exploration and evaluation	2,503	3,851
Capital expenditures	85,344	83,363

Acquisitions	6,712	393
Acquisitions	6,712	393

By category ($M)	Q1 2022	Q1 2021
Drilling, completion, new well equip and tie-in, workovers and recompletions	70,677	68,782
Production equipment and facilities	7,913	12,031
Seismic, studies, land and other	6,754	2,550
Capital expenditures	85,344	83,363
Acquisitions	6,712	393
Total capital expenditures and acquisitions	92,056	83,756

Capital expenditures by country ($M)	Q1 2022	Q1 2021
Canada	49,528	54,321
United States	7,985	4,792
France	7,011	6,879
Netherlands	504	4,133
Germany	9,160	2,499
Ireland	316	66
Australia	7,527	6,839
Central and Eastern Europe	3,313	3,834
Total capital expenditures	85,344	83,363

Acquisitions by country ($M)	Q1 2022	Q1 2021
Canada	2,708	50
United States	20	—
Germany	3,842	343
Ireland	142	—
Total acquisitions	6,712	393

Vermilion Energy Inc. ■ Page 36 ■ 2022 First Quarter Report

Supplemental Table 4: Production

	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19
Canada
Light and medium crude oil (bbls/d)	15,980	16,388	16,809	16,868	17,767	19,301	19,847	22,545	22,767	23,259	23,610	23,973
Condensate (1) (bbls/d)	4,892	4,785	4,426	5,558	4,556	4,662	5,200	5,047	4,634	4,140	4,072	4,872
Other NGLs (1) (bbls/d)	7,286	7,073	6,862	7,767	7,016	7,334	8,350	8,248	6,943	7,005	6,632	7,352
NGLs (bbls/d)	12,178	11,858	11,288	13,325	11,572	11,996	13,550	13,295	11,577	11,145	10,704	12,224
Conventional natural gas (mmcf/d)	140.55	128.85	138.42	146.55	138.41	135.27	155.15	164.08	151.16	145.14	145.14	151.87
Total (boe/d)	51,584	49,720	51,168	54,618	52,407	53,840	59,256	63,187	59,537	58,593	58,504	61,507
United States
Light and medium crude oil (bbls/d)	2,675	2,647	3,520	1,888	2,322	2,495	3,243	3,971	2,481	3,149	2,717	2,421
Condensate (1) (bbls/d)	24	26	2	2	—	1	6	6	6	12	4	63
Other NGLs (1) (bbls/d)	1,056	1,388	1,206	928	1,058	1,294	1,158	1,340	1,079	1,156	1,140	754
NGLs (bbls/d)	1,080	1,414	1,208	930	1,058	1,295	1,164	1,346	1,085	1,168	1,144	817
Conventional natural gas (mmcf/d)	7.56	9.09	6.75	5.51	5.95	6.87	7.94	8.35	6.72	8.20	6.38	7.06
Total (boe/d)	5,014	5,575	5,854	3,736	4,373	4,934	5,730	6,708	4,685	5,683	4,925	4,414
France
Light and medium crude oil (bbls/d)	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046	9,957	10,264	10,347	9,800
Conventional natural gas (mmcf/d)	—	—	—	—	—	—	—	—	—	—	—	—
Total (boe/d)	8,389	8,453	8,677	9,013	9,062	9,255	9,347	7,046	9,957	10,264	10,347	9,800
Netherlands
Light and medium crude oil (bbls/d)	1	—	6	1	6	1	—	1	3	4	1	9
Condensate (1) (bbls/d)	83	97	104	95	92	99	83	86	84	86	81	91
NGLs (bbls/d)	83	97	104	95	92	99	83	86	84	86	81	91
Conventional natural gas (mmcf/d)	39.03	51.98	42.48	37.59	41.45	42.95	46.09	47.31	48.33	47.99	44.08	52.90
Total (boe/d)	6,589	8,761	7,190	6,362	7,006	7,257	7,764	7,972	8,143	8,088	7,429	8,917
Germany
Light and medium crude oil (bbls/d)	1,158	1,127	1,043	1,093	911	960	964	1,039	909	800	845	1,047
Conventional natural gas (mmcf/d)	26.95	18.00	16.19	15.60	13.40	11.50	11.25	13.23	14.64	15.44	14.54	14.56
Total (boe/d)	5,650	4,127	3,741	3,694	3,144	2,876	2,839	3,244	3,349	3,373	3,269	3,474
Ireland
Conventional natural gas (mmcf/d)	30.26	30.12	22.67	30.19	34.14	34.76	35.12	38.57	41.38	42.30	43.21	49.21
Total (boe/d)	5,043	5,020	3,778	5,031	5,690	5,793	5,853	6,428	6,896	7,049	7,202	8,201
Australia
Light and medium crude oil (bbls/d)	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299	4,041	4,548	5,564	6,689
Total (boe/d)	3,888	2,742	4,190	3,835	4,489	3,781	4,549	5,299	4,041	4,548	5,564	6,689
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.34	0.12	0.22	0.28	0.63	0.67	0.80	2.89	3.27	1.66	—	—
Total (boe/d)	57	20	36	46	104	111	132	483	546	276	—	—
Consolidated
Light and medium crude oil (bbls/d)	32,091	31,356	34,245	32,698	34,556	35,793	37,951	39,899	40,157	42,024	43,084	43,938
Condensate (1) (bbls/d)	4,999	4,908	4,532	5,656	4,648	4,762	5,289	5,142	4,724	4,237	4,158	5,026
Other NGLs (1) (bbls/d)	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107
NGLs (bbls/d)	13,341	13,369	12,600	14,351	12,722	13,389	14,798	14,730	12,746	12,397	11,930	13,133
Conventional natural gas (mmcf/d)	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60
Total (boe/d)	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366	97,154	97,875	97,239	103,003

Vermilion Energy Inc. ■ Page 37 ■ 2022 First Quarter Report

	YTD 2022	2021	2020	2019	2018	2017
Canada
Light and medium crude oil (bbls/d)	15,980	16,954	21,106	23,971	17,400	6,015
Condensate (1) (bbls/d)	4,892	4,831	4,886	4,295	3,754	3,036
Other NGLs (1) (bbls/d)	7,286	7,179	7,719	6,988	5,914	4,144
NGLs (bbls/d)	12,178	12,010	12,605	11,283	9,668	7,180
Conventional natural gas (mmcf/d)	140.55	138.03	151.38	148.35	129.37	97.89
Total (boe/d)	51,584	51,968	58,942	59,979	48,630	29,510
United States
Light and medium crude oil (bbls/d)	2,675	2,597	3,046	2,514	1,069	662
Condensate (1) (bbls/d)	24	8	5	18	8	4
Other NGLs (1) (bbls/d)	1,056	1,146	1,218	996	452	50
NGLs (bbls/d)	1,080	1,154	1,223	1,014	460	54
Conventional natural gas (mmcf/d)	7.56	6.84	7.47	6.89	2.78	0.39
Total (boe/d)	5,014	4,890	5,514	4,675	1,992	781
France
Light and medium crude oil (bbls/d)	8,389	8,799	8,903	10,435	11,362	11,084
Conventional natural gas (mmcf/d)	—	—	—	0.19	0.21	—
Total (boe/d)	8,389	8,799	8,903	10,467	11,396	11,085
Netherlands
Light and medium crude oil (bbls/d)	1	3	1	3	—	—
Condensate (1) (bbls/d)	83	97	88	88	90	90
NGLs (bbls/d)	83	97	88	88	90	90
Conventional natural gas (mmcf/d)	39.03	43.40	46.16	49.10	46.13	40.54
Total (boe/d)	6,589	7,334	7,782	8,274	7,779	6,847
Germany
Light and medium crude oil (bbls/d)	1,158	1,044	968	917	1,004	1,060
Conventional natural gas (mmcf/d)	26.95	15.81	12.65	15.31	15.66	19.39
Total (boe/d)	5,650	3,679	3,076	3,468	3,614	4,291
Ireland
Conventional natural gas (mmcf/d)	30.26	29.25	37.44	46.57	55.17	58.43
Total (boe/d)	5,043	4,875	6,240	7,762	9,195	9,737
Australia
Light and medium crude oil (bbls/d)	3,888	3,810	4,416	5,662	4,494	5,770
Total (boe/d)	3,888	3,810	4,416	5,662	4,494	5,770
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.34	0.31	1.90	0.42	1.02	—
Total (boe/d)	57	51	317	70	169	—
Consolidated
Light and medium crude oil (bbls/d)	32,091	33,208	38,441	43,502	35,329	24,591
Condensate (1) (bbls/d)	4,999	4,936	4,980	4,400	3,853	3,130
Other NGLs (1) (bbls/d)	8,342	8,325	8,937	7,984	6,366	4,194
NGLs (bbls/d)	13,341	13,261	13,917	12,384	10,219	7,324
Conventional natural gas (mmcf/d)	244.69	233.64	256.99	266.82	250.33	216.64
Total (boe/d)	86,213	85,408	95,190	100,357	87,270	68,021
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.
Vermilion Energy Inc. ■ Page 38 ■ 2022 First Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19
North America
Crude oil and condensate (bbls/d)	23,571	23,846	24,757	24,316	24,645	26,459	28,296	31,569	29,888	30,560	30,403	31,329
NGLs (bbls/d)	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588	8,022	8,161	7,772	8,106
Natural gas (mmcf/d)	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43	157.88	153.34	151.52	158.93
Total (boe/d)	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895	64,222	64,276	63,429	65,921

International
Crude oil and condensate (bbls/d)	13,519	12,419	14,020	14,037	14,560	14,096	14,943	13,471	14,994	15,702	16,838	17,636
Natural gas (mmcf/d)	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99	107.63	107.38	101.83	116.67
Total (boe/d)	29,616	29,123	27,612	27,981	29,495	29,073	30,484	30,472	32,932	33,598	33,811	37,081

Consolidated
Crude oil and condensate (bbls/d)	37,090	36,264	38,777	38,354	39,204	40,555	43,240	45,041	44,881	46,261	47,242	48,964
NGLs (bbls/d)	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107
Natural gas (mmcf/d)	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60
Total (boe/d)	86,213	84,417	84,633	86,335	86,276	87,848	95,471	100,366	97,154	97,875	97,239	103,003
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19
North America
Crude oil and condensate (bbls/d)	23,571	23,845	24,757	24,316	24,645	26,459	28,297	31,569	29,888	30,560	30,404	31,327
NGLs (bbls/d)	8,342	8,461	8,068	8,695	8,074	8,628	9,508	9,588	8,022	8,161	7,772	8,106
Natural gas (mmcf/d)	148.11	137.93	145.18	152.06	144.36	142.13	163.09	172.43	157.88	153.34	151.52	158.93
Total (boe/d)	56,598	55,295	57,022	58,354	56,780	58,774	64,986	69,895	64,222	64,276	63,429	65,921

International
Crude oil and condensate (bbls/d)	12,615	13,985	15,227	13,859	11,421	15,359	15,689	12,202	17,090	13,864	18,575	16,009
Natural gas (mmcf/d)	96.58	100.22	81.55	83.66	89.62	89.86	93.25	101.99	107.63	107.38	101.83	116.67
Total (boe/d)	28,712	30,689	28,820	27,802	26,357	30,336	31,229	29,201	35,028	31,760	35,547	35,454

Consolidated
Crude oil and condensate (bbls/d)	36,186	37,830	39,985	38,174	36,066	41,818	43,985	43,771	46,977	44,423	48,979	47,337
NGLs (bbls/d)	8,342	8,461	8,068	8,695	8,074	8,627	9,509	9,588	8,022	8,160	7,772	8,107
Natural gas (mmcf/d)	244.69	238.16	226.73	235.72	233.98	232.00	256.34	274.42	265.51	260.72	253.36	275.60
Total (boe/d)	85,310	85,984	85,841	86,156	83,138	89,111	96,217	99,096	99,250	96,037	98,976	101,377

Vermilion Energy Inc. ■ Page 39 ■ 2022 First Quarter Report

Financial results

	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19
North America
Crude oil and condensate sales ($/bbl)	111.42	92.99	82.23	75.43	66.31	51.06	49.79	28.94	50.25	66.31	66.67	72.40
NGL sales ($/bbl)	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94	8.92	14.63	6.14	11.25
Natural gas sales ($/mcf)	4.80	5.07	3.80	2.72	3.98	2.77	2.02	1.60	1.92	2.29	1.18	1.15
Sales ($/boe)	65.88	59.97	50.40	42.30	43.08	32.51	28.94	18.24	29.22	38.86	35.52	38.56
Royalties ($/boe)	(11.24)	(9.26)	(7.14)	(5.98)	(5.49)	(3.64)	(3.58)	(1.67)	(3.54)	(4.98)	(4.93)	(4.22)
Transportation ($/boe)	(1.91)	(1.86)	(1.92)	(1.90)	(2.05)	(1.92)	(1.74)	(1.72)	(1.91)	(1.76)	(1.78)	(1.63)
Operating ($/boe)	(11.95)	(11.68)	(11.02)	(10.89)	(11.21)	(10.94)	(7.82)	(9.60)	(11.93)	(11.15)	(10.67)	(10.66)
General and administration ($/boe)	(1.26)	(2.01)	(1.14)	(0.91)	(1.34)	(1.94)	(0.78)	(1.52)	(0.84)	(0.97)	(0.60)	(1.04)
Corporate income taxes ($/boe)	(0.02)	0.42	(0.05)	(0.04)	(0.04)	0.04	(0.02)	(0.02)	(0.04)	(0.11)	0.09	(0.02)
Fund flows from operations ($/boe)	39.50	35.58	29.13	22.58	22.95	14.11	15.00	3.71	10.96	19.89	17.63	20.99

Fund flows from operations	201,193	180,979	152,764	119,916	117,227	76,375	89,635	23,639	64,048	117,623	102,867	125,893
Drilling and development	(57,513)	(89,643)	(35,179)	(38,847)	(59,113)	(33,781)	(9,575)	(23,979)	(197,926)	(69,775)	(91,027)	(42,047)
Exploration and evaluation	—	—	—	—	—	—	—	—	—	—	—	—
Free cash flow	143,680	91,336	117,585	81,069	58,114	42,594	80,060	(340)	(133,878)	47,848	11,840	83,846

International
Crude oil and condensate sales ($/bbl)	136.69	103.53	94.91	85.41	81.40	62.65	58.19	50.27	73.35	82.14	84.55	93.28
Natural gas sales ($/mcf)	36.75	35.54	18.82	9.83	7.98	6.27	2.91	2.28	4.44	5.49	4.29	5.73
Sales ($/boe)	183.66	163.23	103.39	72.16	62.39	50.30	37.94	28.98	49.42	54.42	56.46	60.98
Royalties ($/boe)	(5.43)	(4.13)	(4.52)	(3.83)	(3.53)	(3.02)	(3.32)	(2.16)	(3.27)	(3.85)	(3.89)	(3.97)
Transportation ($/boe)	(2.91)	(3.40)	(3.47)	(4.64)	(2.76)	(2.40)	(2.28)	(2.04)	(1.94)	(1.77)	(2.76)	(3.40)
Operating ($/boe)	(19.86)	(18.86)	(17.55)	(16.56)	(16.42)	(16.99)	(15.18)	(14.35)	(16.13)	(15.28)	(13.13)	(11.76)
General and administration ($/boe)	(3.02)	(2.53)	(2.40)	(2.61)	(2.06)	(2.92)	(2.53)	(2.72)	(2.63)	(3.70)	(3.10)	(2.93)
Corporate income taxes ($/boe)	(17.63)	(12.17)	0.64	(0.19)	0.66	2.25	0.04	(0.02)	(0.11)	2.22	(1.55)	(3.63)
PRRT ($/boe)	(2.60)	(1.96)	(2.74)	(0.58)	(0.60)	(1.45)	(1.27)	(1.21)	(2.90)	(0.50)	(1.78)	(2.56)
Fund flows from operations ($/boe)	132.21	120.18	73.35	43.75	37.68	25.77	13.40	6.48	22.44	31.54	30.25	32.73

Fund flows from operations	341,626	339,286	194,505	110,654	89,403	71,934	38,498	17,193	71,526	92,160	98,955	105,600
Drilling and development	(25,328)	(29,359)	(27,994)	(38,856)	(20,399)	(19,122)	(20,187)	(18,404)	(29,507)	(27,339)	(26,096)	(33,102)
Exploration and evaluation	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109	(6,271)	(3,511)	(10,756)	(17,458)
Free cash flow	313,795	283,122	163,234	70,325	65,153	45,821	16,743	(1,102)	35,748	61,310	62,103	55,040

	Q1/22	Q4/21	Q3/21	Q2/21	Q1/21	Q4/20	Q3/20	Q2/20	Q1/20	Q4/19	Q3/19	Q2/19
Consolidated
Crude oil and condensate sales ($/bbl)	120.23	96.88	87.05	79.06	71.09	55.31	52.79	34.89	58.66	71.25	73.45	79.46
NGL sales ($/bbl)	46.94	47.26	35.55	25.43	29.39	19.20	15.04	8.94	8.92	14.63	6.14	11.25
Natural gas sales ($/mcf)	17.41	17.89	9.20	5.24	5.51	4.13	2.34	1.85	2.94	3.61	2.43	3.09
Sales ($/boe)	105.52	96.82	68.19	51.93	49.20	38.57	31.86	21.40	36.35	44.01	43.04	46.40
Royalties ($/boe)	(9.29)	(7.43)	(6.26)	(5.29)	(4.87)	(3.43)	(3.50)	(1.81)	(3.45)	(4.60)	(4.56)	(4.13)
Transportation ($/boe)	(2.25)	(2.41)	(2.44)	(2.78)	(2.27)	(2.08)	(1.92)	(1.81)	(1.92)	(1.76)	(2.13)	(2.25)
Operating ($/boe)	(14.61)	(14.24)	(13.21)	(12.72)	(12.86)	(13.00)	(10.21)	(11.00)	(13.41)	(12.52)	(11.55)	(11.04)
General and administration ($/boe)	(1.85)	(2.20)	(1.56)	(1.46)	(1.57)	(2.27)	(1.35)	(1.88)	(1.47)	(1.88)	(1.50)	(1.70)
Corporate income taxes ($/boe)	(5.95)	(4.07)	0.18	(0.09)	0.18	0.80	—	(0.02)	(0.06)	0.66	(0.50)	(1.28)
PRRT ($/boe)	(0.87)	(0.70)	(0.92)	(0.19)	(0.19)	(0.49)	(0.41)	(0.36)	(1.02)	(0.16)	(0.64)	(0.90)
Interest ($/boe)	(1.93)	(2.06)	(2.37)	(2.41)	(2.57)	(2.42)	(1.97)	(1.98)	(2.21)	(2.17)	(2.16)	(2.34)
Realized derivatives ($/boe)	(18.78)	(23.97)	(9.19)	(5.05)	(3.43)	0.10	0.47	6.07	5.47	2.57	4.06	1.54
Realized foreign exchange ($/boe)	0.10	(0.30)	0.37	(0.25)	(0.69)	0.16	(0.31)	0.44	0.94	0.23	(0.37)	(0.17)
Realized other ($/boe)	0.70	1.29	0.48	0.35	0.73	0.56	0.29	0.03	(0.37)	0.03	0.04	0.02
Fund flows from operations ($/boe)	50.79	40.73	33.27	22.04	21.66	16.50	12.95	9.08	18.85	24.41	23.73	24.15

Fund flows from operations	389,868	322,173	262,696	172,942	162,051	135,212	114,776	81,852	170,225	215,592	216,153	222,738
Drilling and development	(82,841)	(119,002)	(63,173)	(77,703)	(79,512)	(52,903)	(29,762)	(42,383)	(227,433)	(97,114)	(117,123)	(75,149)
Exploration and evaluation	(2,503)	(26,805)	(3,277)	(1,473)	(3,851)	(6,991)	(1,568)	109	(6,271)	(3,511)	(10,756)	(17,458)
Free cash flow	304,524	176,366	196,246	93,766	78,688	75,318	83,446	39,578	(63,479)	114,967	88,274	130,131

Vermilion Energy Inc. ■ Page 40 ■ 2022 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in Supplemental Table 3 of this MD&A.

Capital expenditures: A non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows that is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to primary financial statement measures can be found below.

($M)	Q1 2022	Q1 2021
Drilling and development	82,841	79,512
Exploration and evaluation	2,503	3,851
Capital expenditures	85,344	83,363

Cash dividends per share: A supplementary financial measure that represents cash dividends declared per share that is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2022	Q1 2021
Shares outstanding	162,784	159,349
Potential shares issuable pursuant to the VIP	7,013	6,669
Diluted shares outstanding	169,797	166,018

Fund flows from operations: A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to primary financial statement measures can be found below.

Vermilion Energy Inc. ■ Page 41 ■ 2022 First Quarter Report

	Q1 2022		Q1 2021
	$M	$/boe	$M	$/boe
Sales	810,179	105.52	368,137	49.20
Royalties	(71,307)	(9.29)	(36,446)	(4.87)
Transportation	(17,269)	(2.25)	(17,021)	(2.27)
Operating	(112,183)	(14.61)	(96,241)	(12.86)
General and administration	(14,220)	(1.85)	(11,730)	(1.57)
Corporate income tax (expense) recovery	(45,672)	(5.95)	1,345	0.18
PRRT	(6,709)	(0.87)	(1,414)	(0.19)
Interest expense	(14,823)	(1.93)	(19,235)	(2.57)
Realized loss on derivatives	(144,223)	(18.78)	(25,633)	(3.43)
Realized foreign exchange gain (loss)	750	0.10	(5,181)	(0.69)
Realized other income	5,345	0.70	5,470	0.73
Fund flows from operations	389,868	50.79	162,051	21.66
Equity based compensation	(25,369)		(16,540)
Unrealized (loss) gain on derivative instruments (1)	(220,794)		5,442
Unrealized foreign exchange gain (loss) (1)	40,137		(25,910)
Accretion	(13,638)		(10,507)
Depletion and depreciation	(134,240)		(106,013)
Deferred tax recovery (expense)	56,093		(171,228)
Impairment reversal	192,094		662,866
Unrealized other expense (1)	(197)		(197)
Net earnings	283,954		499,964
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other expense are line items from the respective consolidated statements of cash flows.

Free cash flow: A non-GAAP financial measure comparable to cash flows from operating activities that is comprised of funds flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to primary financial statement measures can be found below.

($M)	Q1 2022	Q1 2021
Cash flows from operating activities	341,053	119,147
Changes in non-cash operating working capital	42,495	35,881
Asset retirement obligations settled	6,320	7,023
Fund flows from operations	389,868	162,051
Drilling and development	(82,841)	(79,512)
Exploration and evaluation	(2,503)	(3,851)
Free cash flow	304,524	78,688

Fund flows from operations per basic and diluted share: A supplementary financial measure, management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Vermilion Energy Inc. ■ Page 42 ■ 2022 First Quarter Report

Adjusted working capital: A non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers, defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2022	Dec 31, 2021
Current assets	(551,940)	(472,845)
Current derivative asset	26,099	19,321
Current liabilities	1,054,895	746,813
Current lease liability	(14,485)	(15,032)
Current derivative liability	(551,359)	(268,973)
Adjusted working capital	(36,790)	9,284

Operating netback: A supplementary financial measure most directly comparable to net earnings that is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure calculated as FFO by boe production. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively, most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout over FFO . The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below.

($M)	Q1 2022	Q1 2021
Dividends declared	9,767	—
Drilling and development	82,841	79,512
Exploration and evaluation	2,503	3,851
Asset retirement obligations settled	6,320	7,023
Payout	101,431	90,386
% of fund flows from operations	26%	56%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is NIBT. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2022	Mar 31, 2021
Net earnings	932,686	301,041
Taxes	58,188	59,037
Interest expense	68,663	74,330
EBIT	1,059,537	434,408
Average capital employed	4,742,770	4,103,659
Return on capital employed	22%	11%

Vermilion Energy Inc. ■ Page 43 ■ 2022 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2022	December 31, 2021
Assets
Current
Cash and cash equivalents		4,544	6,028
Accounts receivable		396,740	328,584
Crude oil inventory		23,883	20,070
Derivative instruments		26,099	19,321
Prepaid expenses		100,674	98,842
Total current assets		551,940	472,845

Derivative instruments		17,666	—
Deferred taxes		454,346	374,993
Exploration and evaluation assets		227,816	233,290
Capital assets	3	4,947,375	4,824,195
Total assets		6,199,143	5,905,323

Liabilities
Current
Accounts payable and accrued liabilities		398,947	440,658
Dividends payable	7	9,767	—
Derivative instruments		551,359	268,973
Income taxes payable		94,822	37,182
Total current liabilities		1,054,895	746,813

Derivative instruments		14,065	51,213
Long-term debt	6	1,380,568	1,651,569
Lease obligations		55,565	60,190
Asset retirement obligations	4	1,019,916	1,000,554
Deferred taxes		345,620	328,839
Total liabilities		3,870,629	3,839,178

Shareholders' Equity
Shareholders' capital	7	4,254,731	4,241,773
Contributed surplus		61,952	49,529
Accumulated other comprehensive (loss) income		(8,720)	28,467
Deficit		(1,979,449)	(2,253,624)
Total shareholders' equity		2,328,514	2,066,145
Total liabilities and shareholders' equity		6,199,143	5,905,323

Approved by the Board

(Signed "Robert Michaleski”)	(Signed “Lorenzo Donadeo”)

Robert Michaleski, Director	Lorenzo Donadeo, Director

Vermilion Energy Inc. ■ Page 44 ■ 2022 First Quarter Report

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2022	Mar 31, 2021
Revenue
Petroleum and natural gas sales		810,179	368,137
Royalties		(71,307)	(36,446)
Sales of purchased commodities		47,730	43,764
Petroleum and natural gas revenue		786,602	375,455

Expenses
Purchased commodities		47,730	43,764
Operating		112,183	96,241
Transportation		17,269	17,021
Equity based compensation		25,369	16,540
Loss on derivative instruments		365,017	20,191
Interest expense		14,823	19,235
General and administration		14,220	11,730
Foreign exchange (gain) loss		(40,887)	31,091
Other income		(5,148)	(5,273)
Accretion	4	13,638	10,507
Depletion and depreciation	3	134,240	106,013
Impairment reversal	3	(192,094)	(662,866)
		506,360	(295,806)
Earnings before income taxes		280,242	671,261

Income tax (recovery) expense
Deferred		(56,093)	171,228
Current		52,381	69
		(3,712)	171,297

Net earnings		283,954	499,964

Other comprehensive income
Currency translation adjustments		(38,819)	(32,936)
Unrealized gain on hedges		1,632	1,633
Comprehensive income		246,767	468,661

Net earnings per share
Basic		1.75	3.15
Diluted		1.69	3.10

Weighted average shares outstanding ('000s)
Basic		162,374	158,892
Diluted		168,339	161,397

Vermilion Energy Inc. ■ Page 45 ■ 2022 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2022	Mar 31, 2021
Operating
Net earnings		283,954	499,964
Adjustments:
Accretion	4	13,638	10,507
Depletion and depreciation	3	134,240	106,013
Impairment reversal	3	(192,094)	(662,866)
Unrealized loss (gain) on derivative instruments		220,794	(5,442)
Equity based compensation		25,369	16,540
Unrealized foreign exchange (gain) loss		(40,137)	25,910
Unrealized other expense		197	197
Deferred tax (recovery) expense		(56,093)	171,228
Asset retirement obligations settled	4	(6,320)	(7,023)
Changes in non-cash operating working capital		(42,495)	(35,881)
Cash flows from operating activities		341,053	119,147

Investing
Drilling and development	3	(82,841)	(79,512)
Exploration and evaluation		(2,503)	(3,851)
Acquisitions	3	(6,712)	(393)
Changes in non-cash investing working capital		(18,274)	9,097
Cash flows used in investing activities		(110,330)	(74,659)

Financing
Repayments on the revolving credit facility	6	(226,609)	(41,454)
Payments on lease obligations		(4,771)	(5,752)
Cash flows used in financing activities		(231,380)	(47,206)
Foreign exchange loss on cash held in foreign currencies		(827)	(583)

Net change in cash and cash equivalents		(1,484)	(3,301)
Cash and cash equivalents, beginning of period		6,028	6,904
Cash and cash equivalents, end of period		4,544	3,603

Supplementary information for cash flows from operating activities
Interest paid		19,341	23,937
Income taxes refunded		(5,259)	(2,337)

Vermilion Energy Inc. ■ Page 46 ■ 2022 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2022	Mar 31, 2021
Shareholders' capital	7
Balance, beginning of period		4,241,773	4,181,160
Vesting of equity based awards		180	—
Equity based compensation		12,766	5,715
Share-settled dividends on vested equity based awards		12	—
Balance, end of period		4,254,731	4,186,875
Contributed surplus	7
Balance, beginning of period		49,529	66,250
Equity based compensation		12,603	10,825
Vesting of equity based awards		(180)	—
Balance, end of period		61,952	77,075
Accumulated other comprehensive income
Balance, beginning of period		28,467	77,986
Currency translation adjustments		(38,819)	(32,936)
Hedge accounting reserve		1,632	1,633
Balance, end of period		(8,720)	46,683
Deficit
Balance, beginning of period		(2,253,624)	(3,399,994)
Net earnings		283,954	499,964
Dividends declared		(9,767)	—
Share-settled dividends on vested equity based awards		(12)	—
Balance, end of period		(1,979,449)	(2,900,030)

Total shareholders' equity		2,328,514	1,410,603

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments and hedge accounting reserve.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs. For the three months ended March 31, 2022, accumulated losses of $1.2 million and $0.4 million were recognized in the consolidated statement of net earnings on the cash flow hedges and net investment hedges, respectively, and will be recognized in net earnings through 2025 when the senior unsecured notes mature.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 47 ■ 2022 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2022 and 2021 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2021.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2021, which are contained within Vermilion’s Annual Report for the year ended December 31, 2021 and are available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

May 11, 2022.

Vermilion Energy Inc. ■ Page 48 ■ 2022 First Quarter Report

2. Segmented information

	Three Months Ended March 31, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	49,528	7,985	7,011	1,352	8,968	316	7,527	154	82,841
Exploration and evaluation	—	—	—	(848)	192	—	—	3,159	2,503

Crude oil and condensate sales	209,084	27,277	92,898	593	12,120	—	49,581	—	391,553
NGL sales	30,833	4,405	—	—	—	—	—	—	35,238
Natural gas sales	60,948	3,046	—	131,979	82,438	104,029	—	948	383,388
Sales of purchased commodities	—	—	—	—	—	—	—	47,730	47,730
Royalties	(48,249)	(9,014)	(8,724)	—	(5,043)	—	—	(277)	(71,307)
Revenue from external customers	252,616	25,714	84,174	132,572	89,515	104,029	49,581	48,401	786,602
Purchased commodities	—	—	—	—	—	—	—	(47,730)	(47,730)
Transportation	(9,454)	(287)	(4,766)	—	(1,781)	(981)	—	—	(17,269)
Operating	(55,766)	(5,086)	(15,030)	(10,470)	(8,293)	(3,853)	(13,340)	(345)	(112,183)
General and administration	(6,822)	(1,585)	(3,865)	(804)	(1,154)	(228)	(843)	1,081	(14,220)
PRRT	—	—	—	—	—	—	(6,709)	—	(6,709)
Corporate income taxes	—	—	(7,203)	(35,266)	(2,984)	—	(100)	(119)	(45,672)
Interest expense	—	—	—	—	—	—	—	(14,823)	(14,823)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(144,223)	(144,223)
Realized foreign exchange gain	—	—	—	—	—	—	—	750	750
Realized other income	—	—	—	—	—	—	—	5,345	5,345
Fund flows from operations	180,574	18,756	53,310	86,032	75,303	98,967	28,589	(151,663)	389,868

	Three Months Ended March 31, 2021
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	54,321	4,792	6,874	4,133	2,300	66	6,839	187	79,512
Exploration and evaluation	—	—	5	—	199	—	—	3,647	3,851

Crude oil and condensate sales	132,502	14,574	51,529	328	4,435	—	27,382	—	230,750
NGL sales	18,076	3,278	—	—	—	—	—	—	21,354
Natural gas sales	45,230	6,474	—	28,223	8,660	27,068	—	378	116,033
Sales of purchased commodities	—	—	—	—	—	—	—	43,764	43,764
Royalties	(21,774)	(6,306)	(7,236)	(97)	(955)	—	—	(78)	(36,446)
Revenue from external customers	174,034	18,020	44,293	28,454	12,140	27,068	27,382	44,064	375,455
Purchased commodities	—	—	—	—	—	—	—	(43,764)	(43,764)
Transportation	(10,236)	(248)	(4,405)	—	(1,021)	(1,111)	—	—	(17,021)
Operating	(53,166)	(4,115)	(11,791)	(7,411)	(6,302)	(3,657)	(9,738)	(61)	(96,241)
General and administration	(4,459)	(898)	(2,414)	(267)	(1,122)	712	(725)	(2,557)	(11,730)
PRRT	—	—	—	—	—	—	(1,414)	—	(1,414)
Corporate income taxes	—	—	—	—	—	—	1,559	(214)	1,345
Interest expense	—	—	—	—	—	—	—	(19,235)	(19,235)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(25,633)	(25,633)
Realized foreign exchange loss	—	—	—	—	—	—	—	(5,181)	(5,181)
Realized other income	—	—	—	—	—	—	—	5,470	5,470
Fund flows from operations	106,173	12,759	25,683	20,776	3,695	23,012	17,064	(47,111)	162,051

Vermilion Energy Inc. ■ Page 49 ■ 2022 First Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended
	Mar 31, 2022	Mar 31, 2021
Fund flows from operations	389,868	162,051
Equity based compensation	(25,369)	(16,540)
Unrealized (loss) gain on derivative instruments	(220,794)	5,442
Unrealized foreign exchange gain (loss)	40,137	(25,910)
Accretion	(13,638)	(10,507)
Depletion and depreciation	(134,240)	(106,013)
Deferred tax recovery (expense)	56,093	(171,228)
Impairment reversal	192,094	662,866
Unrealized other expense	(197)	(197)
Net earnings	283,954	499,964

3. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2022
Balance at January 1	4,824,195
Acquisitions	6,712
Additions	82,841
Increase in right-of-use assets	218
Impairment reversal	192,094
Depletion and depreciation	(131,617)
Changes in asset retirement obligations	33,698
Foreign exchange	(60,766)
Balance at March 31	4,947,375

In the first quarter of 2022, indicators of impairment reversal were present in our Canada - Saskatchewan and France - Neocomian cash generating units ("CGUs") due to an increase and stabilization in forecast oil prices. As a result of the indicators of impairment reversal, the Company performed impairment reversal calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 12.0%. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested and $144.4 million (net of $47.7 million deferred income tax expense) of impairment reversal was recorded. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031 (2)
Brent Crude ($ US/bbl) (1)	100.50	89.50	79.64	81.23	82.86	84.51	86.21	87.94	89.69	91.48
WTI Crude ($ US/bbl) (1)	95.00	85.00	75.64	77.15	78.70	80.27	81.88	83.52	85.19	86.89
Exchange rate (CAD/USD)	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80

(1) The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2) In 2032 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum. In 2032 and beyond there is no escalation of exchange rates.

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would decrease impairment reversals taken:

Operating Segment	CGU	Impairment Reversal (1)	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Canada	Saskatchewan	159,985	2,150,936	—	—
France	Neocomian	32,109	166,818	—	—
Total		192,094	2,317,754	—	—

(1) Impairment reversals are subject to the lower of the recoverable amount and the carrying value, which includes depletion and depreciation of the CGU had no impairment charges been previously taken.

Vermilion Energy Inc. ■ Page 50 ■ 2022 First Quarter Report

4. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2022
Balance at January 1	1,000,554
Additional obligations recognized	887
Obligations settled	(6,320)
Accretion	13,638
Changes in discount rates	32,812
Foreign exchange	(21,655)
Balance at March 31	1,019,916

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.0% as at March 31, 2022 (December 31, 2021 - 4.9%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2022	Dec 31, 2021
Canada	2.4%	1.8%
United States	2.5%	1.9%
France	1.3%	0.8%
Netherlands	0.5%	(0.3) %
Germany	0.6%	0.1%
Ireland	1.2%	0.5%
Australia	3.0%	1.9%

5. Capital disclosures

Vermilion defines capital as net debt (long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities)) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2022	Dec 31, 2021
Long-term debt	1,380,568	1,651,569
Adjusted working capital (1)	(36,790)	9,284
Unrealized FX on swapped USD borrowings	21,236	(16,067)
Net debt	1,365,014	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.2	1.8

(1) Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities)

Vermilion Energy Inc. ■ Page 51 ■ 2022 First Quarter Report

6. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2022	Dec 31, 2021
Revolving credit facility	1,007,984	1,273,755
Senior unsecured notes	372,584	377,814
Long-term debt	1,380,568	1,651,569

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the senior unsecured notes as at March 31, 2022 was $380.6 million (December 31, 2021 - $387.0 million).

The following table reconciles the change in Vermilion’s long-term debt:

2022
Balance at January 1	1,651,569
Repayments on the revolving credit facility	(226,609)
Amortization of transaction costs	197
Foreign exchange	(44,589)
Balance at March 31	1,380,568

Revolving credit facility

As at March 31, 2022, Vermilion had in place a bank revolving credit facility maturing May 31, 2024 with the following terms:

	As at
	Mar 31, 2022	Dec 31, 2021
Total facility amount	2,100,000	2,100,000
Amount drawn	(1,007,984)	(1,273,755)
Letters of credit outstanding	(11,434)	(11,035)
Unutilized capacity	1,080,582	815,210

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at March 31, 2022, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2022	Dec 31, 2021
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.09	1.61
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.80	1.24
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	19.99	14.78

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.
Vermilion Energy Inc. ■ Page 52 ■ 2022 First Quarter Report

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2022, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2022 and December 31, 2021, Vermilion was in compliance with the above covenants.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Redemption price
2022	101.406%
2023 and thereafter	100.000%

7. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2022
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	162,261	4,241,773
Vesting of equity based awards	10	180
Shares issued for equity based compensation	512	12,766
Share-settled dividends on vested equity based awards	1	12
Balance at March 31	162,784	4,254,731

Vermilion Energy Inc. ■ Page 53 ■ 2022 First Quarter Report

8. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2022
Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	963
$0.01 decrease in strength of the Canadian dollar against the US $	(963)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(18,266)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	18,266

Commodity price risk - European natural gas
€0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(9,534)
€0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	9,534

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)

9. Subsequent events

On April 26, 2022, Vermilion closed a private offering of US $400 million 8-year senior unsecured notes (the “New Notes”). The New Notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is to be paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The New Notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness. Net proceeds from the New Notes were used to repay a portion of the amount outstanding on the Company’s revolving credit facility. Contemporaneous with the closing of the New Notes, the maturity date of Vermilion’s revolving credit facility was extended to May 29, 2026 (from May 31, 2024) and the total facility amount was reduced to Vermilion’s targeted level of $1.6 billion (from $2.1 billion).

Vermilion Energy Inc. ■ Page 54 ■ 2022 First Quarter Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,8,10]

Calgary, Alberta

James J. Kleckner Jr. [8,10]

Edwards, Colorado

Carin Knickel [5,8,12]

Golden, Colorado

Stephen P. Larke [4,6,11]

Calgary, Alberta

Timothy R. Marchant [7,10,12]

Calgary, Alberta

Robert Michaleski [3,6]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Manjit Sharma [4,8]

Toronto, Ontario

Judy Steele [6,12]

Halifax, Nova Scotia

[1] Executive Chairman

[2] Lead Director (Independent)

[3] Audit Committee Chair (Independent)

[4] Audit Committee Member

[5] Governance and Human Resources Committee Chair __(Independent)

[6] Governance and Human Resources Committee Member

[7] Health, Safety and Environment Committee Chair __(Independent)

[8] Health, Safety and Environment Committee Member

[9] Independent Reserves Committee Chair (Independent)

[10] Independent Reserves Committee Member

[11] Sustainability Committee Chair (Independent)

[12] Sustainability Committee Member

OFFICERS / CORPORATE SECRETARY

Lorenzo Donadeo *

Executive Chairman

Dion Hatcher *

President

Lars Glemser *

Vice President & Chief Financial Officer

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Bryce Kremnica *

Vice President North America

Geoff MacDonald

Vice President Geosciences

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People and Culture

Jenson Tan *

Vice President Business Development

Gerard Schut *

Vice President European Operations

Robert (Bob) J. Engbloom

Corporate Secretary

* Executive Committee

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 55 ■ 2022 First Quarter Report